UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2023

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F X              Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by utilising Artificial Intelligence (AI) technologies and partnerships in our business; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Third Quarter Trading Update dated 26 October 2023, prepared by WPP plc.

                                                                                                                     26 October 2023

Third Quarter Trading Update

Third quarter performance impacted by the continuation of second quarter trends. Launching the world's largest creative agency, VML, to enhance our offer to clients and simplify WPP. Now expect 2023 LFL growth of around 0.5-1.0% with margin of 14.8-15.0% at 2022 rates.

	£m	% reported[1]	% LFL[2]
Third Quarter
Revenue	3,508	(1.8)	2.3
Revenue less pass-through costs	2,837	(5.0)	(0.6)

Year to date
Revenue	10,729	3.9	3.1
Revenue less pass-through costs	8,649	1.8	1.2

■
Trading highlights: Q3 revenue -1.8%; LFL revenue +2.3%
■
Q3 LFL revenue less pass-through costs -0.6% with growth in UK, Western Continental Europe and Rest of World, offset by declines in North America, with continued weakness from technology clients and in China
■
Global Integrated Agencies grew revenue less pass-through costs +0.1% in Q3 (YTD +1.5%) with integrated creative agencies declining -1.1% (YTD -0.9%). GroupM grew +1.6% in Q3 (YTD +4.6%) with low-single digit growth in the US and UK
■
$1.4bn net new business won in Q3, including from Estée Lauder, Hyatt, Lenovo, Nestlé, Unilever and Verizon. $3.4bn net new business won year-to-date
■
Strengthened offer: Two significant moves to further strengthen our competitive offer, simplify our business and benefit from scaled technology platforms:
o
Launch of VML, the world's largest creative agency with world-class creativity and deep expertise in commerce, data and technology
o
Further integration of GroupM with common products and single technology platform, streamlining of operations and back-office functions supporting client-facing agencies
o
Together these moves are expected to drive stronger revenue growth and net annualised cost savings of at least £100m in FY25 with a part-year benefit in FY24
■
Outlook: 2023 guidance updated: LFL revenue less pass-through costs growth now expected to be around 0.5-1.0% (previously 1.5-3.0%); with headline operating margin of 14.8-15.0% (excluding the impact of FX) (previously around 15.0%)
■
WPP intends to hold a Capital Markets Day in January 2024 to update investors and analysts on its strategic roadmap to drive growth, further efficiencies and margin expansion over the next three to five years

Mark Read, Chief Executive Officer of WPP, said:

"In a world being rapidly reshaped, we need to continue to evolve our offer to clients and simplify our business. I am excited by the creation of the world's largest creative agency, VML, and the continued evolution of GroupM. Both these developments will strengthen our offer to clients, simplify the integration of our services and maximise the returns on our ongoing investments in AI and technology.

"Our top-line performance in Q3 was below our expectations and continued to be impacted by the cautious spending trends we saw in Q2, particularly across technology clients with more impact from this felt in GroupM over the summer than the first half.

"We continue to win both creative and media assignments from leading global companies including significant wins in the third quarter with Estée Lauder (media), Hyatt (creative), Lenovo (creative), Nestlé (media) and Verizon (creative). Our net new business performance of $1.4bn in the quarter showed sequential improvement after a tougher first half.

"We will provide more detail on today's announcements, our strategic roadmap and actions to drive growth, further efficiencies and margin expansion at our Capital Markets Day in January."

This announcement contains information that qualifies or may qualify as inside information. The person responsible for arranging the release of this announcement on behalf of WPP plc is Balbir Kelly-Bisla, Company Secretary.

For further information:

Investors and analysts
Tom Waldron                                   +44 7788 695864
Anthony Hamilton                           +44 7464 532903

irteam@wpp.com

Media
press@wpp.com                              +44 20 7282 4600

Richard Oldworth                           +44 7710 130 634
Buchanan Communications            +44 20 7466 5000

wpp.com/investors

Looking ahead

We have made great progress over the last five years, investing in creativity and technology and behind fewer, stronger agency brands strengthening our offer to clients. We have attracted new talent, particularly in the United States, and invested in data and technology capabilities with a common approach that supports collaboration and delivers results to clients. Our early investments in AI can be seen in the many examples of work that we are doing for clients. We also moved quickly, through the sale of Kantar, to address our leverage and ensure our balance sheet is in a much stronger position, while returning surplus capital to shareholders and paying a long-term sustainable dividend.

Much has been achieved, but the world is changing fast, and there is now more to do, particularly as we look out at the environment over the next five years, to ensure that WPP remains relevant and competitive to major global and local clients.

Today we have outlined two strategic initiatives that will strengthen our client proposition, further simplify WPP and better equip us to navigate a future more shaped by technology.

1. VML: Creation of the world's largest integrated creative agency.

VML will bring together the people, creativity, commerce, data and technology offering of two of our most successful agencies: VMLY&R and Wunderman Thompson. The combined agency will benefit from the complementary nature of their geographic strengths as well as bringing world-class capabilities in CRM, data, experience design, influencer marketing, marketing technology and ecommerce to the clients of both agencies.

VML will be operational on 1 January 2024 with more than 30,000 people and will provide clients with the highest level of creativity, commerce, data and technology expertise in 64 markets globally. It will be led by Jon Cook as CEO, who has successfully led VMLY&R and, prior to that, VML since 2011, and Mel Edwards as Global President who previously led Wunderman Thompson for five years.

2. Simplification of GroupM's operating model.

GroupM embarked on a simplification plan in 2020 under new leadership which will now accelerate and move to a second phase. The new structure will retain its strong agency brands, EssenceMediacom, Mindshare, Wavemaker and mSix&Partners, but support them with common media products and a single technology platform, with shared services in finance, IT and HR.

One element of this is GroupM Nexus, GroupM's performance media organisation, which provides the agencies with a unified digital media offering and in the third quarter retired certain individual brands including Xaxis, Finecast and Sightline.

The creation of VML and the simplification of GroupM will strengthen these companies' competitive positions, allow further investment in client-facing expertise and help them to accelerate their growth. In addition, the reduction in operational complexity and duplication that accompanies these changes is expected to result in net annualised cost savings of at least £100m in FY25, with a part-year benefit in FY24. Associated expected restructuring costs are anticipated to be predominantly in FY24. The carrying value of brands impacted or retired by these actions will be assessed as part of our regular impairment review process and this may result in additional non-cash charges in the fourth quarter.

These net savings are in addition to the expected benefit from the transformation plan which we set out in December 2020, designed to achieve £600m in gross annual cost efficiencies by 2025 (with £200m net savings). We are on target to achieve an annual run-rate of £450m in efficiencies this year, against a 2019 baseline.

We will provide more details on these actions and our strategic roadmap to drive growth and margin expansion over the next five years at a Capital Markets Day in January.

Q3 overview

Revenue in the third quarter was £3.5bn, down 1.8% from £3.6bn in Q3 2022, and up 2.3% like-for-like. Revenue less pass-through costs was £2.8bn, down 5.0% from £3.0bn in Q3 2022, and down 0.6% like-for-like.
	Q3 2023 £m	% reported	% M&A	% FX	% LFL
Revenue	3,508	(1.8)	1.6	(5.7)	2.3
Revenue less pass-through costs	2,837	(5.0)	1.1	(5.5)	(0.6)

	YTD 2023 £m	% reported	% M&A	% FX	% LFL
Revenue	10,729	3.9	1.2	(0.4)	3.1
Revenue less pass-through costs	8,649	1.8	0.9	(0.3)	1.2

Business segment review

Revenue less pass-through costs

£ million	Q3 2023	Q3 2022	+/(-) % reported	+/(-) % LFL	+/(-) % LFL (YTD)
Global Integrated Agencies	2,347	2,460	(4.6)	0.1	1.5
Public Relations	283	297	(4.9)	(0.9)	1.1
Specialist Agencies	207	229	(9.6)	(6.8)	(2.2)
Total Group	2,837	2,986	(5.0)	(0.6)	1.2

Global Integrated Agencies: GroupM, our media planning and buying business, saw LFL growth in revenue less pass-through costs of +1.6% in Q3 (YTD +4.6%), on lower spend from technology clients and the impact of client losses in the United States resulting in low-single-digit growth in the US and UK and a slight decline in Germany. This offset good growth in APAC markets.

Our digital billings mix within GroupM increased to 51%, compared to 48% in FY 2022.

In our integrated creative agencies, a LFL decline of 1.1% in Q3 (YTD -0.9%) represented an improvement on Q2's LFL of -2.3%.

Ogilvy grew well, supported by recent new business wins including SC Johnson and Verizon B2B.

Other integrated creative agencies, Wunderman Thompson, VMLY&R, AKQA Group and Hogarth all felt a continued impact from reduced spend across the technology sector and delays in technology-related projects.

Public Relations: FGS Global continued to grow well in Q3 while H+K and BCW both saw LFL declines, with all three agencies impacted by client caution in the face of macroeconomic uncertainty, primarily in the USA.

Specialist Agencies: continued strong growth in our specialist healthcare media planning and buying agency, CMI Media Group, was offset by reduced client spending in a number of our smaller stand-alone specialist agencies.

Regional review

Revenue less pass-through costs

£ million	Q3 2023	Q3 2022	+/(-) % reported	+/(-) % LFL	+/(-) % LFL (YTD)
N. America	1,105	1,222	(9.6)	(4.1)	(2.2)
United Kingdom	388	381	2.0	1.1	5.8
W. Cont Europe	554	547	1.3	1.1	2.8
Rest of World	790	836	(5.5)	2.8	3.0
Total Group	2,837	2,986	(5.0)	(0.6)	1.2

North America declined by 4.1% in the third quarter, primarily reflecting lower year-on-year revenues from technology clients and the expected impact of 2022 client losses in the retail sector. This was partially offset by growth across CPG, healthcare and financial services clients, with GroupM and Ogilvy both growing in the quarter.

The United Kingdom grew with CPG and healthcare continuing to grow, but at a slower rate than in H1, offset by declines in technology client spend. Western Continental Europe saw declines in Germany on lower spend by automotive, technology and government clients and in France due to client losses; offset by growth in Spain and other markets.

The Rest of World saw continued growth in the quarter but was held back by China where a slower than expected macro recovery impacted our integrated creative agencies. India LFL growth accelerated to 7.3% in the quarter with a strong performance in media driven by new business wins.

Top five markets - revenue less pass-through costs

% LFL +/(-)	USA	UK	Germany	China	India
Q3 2023	(4.2%)	1.1%	(3.8%)	(4.2%)	7.3%
YTD 2023	(2.2%)	5.8%	2.2%	(4.1%)	2.8%

Client sector review

Client sector - revenue less pass-through costs

	% share	Q3 % growth +/(-)	YTD % growth +/(-)
CPG	26.7	14.5	14.9
Tech & Digital Services	17.4	(12.7)	(7.6)
Healthcare & Pharma	12.1	1.5	3.3
Automotive	10.3	2.1	0.6
Retail	9.2	(8.4)	(8.0)
Telecom, Media & Entertainment	6.5	8.4	1.7
Financial Services	6.2	3.9	7.9
Other	5.7	(0.8)	(0.5)
Travel & Leisure	3.4	4.1	7.3
Government, Public Sector & Non-profit	2.6	0.0	2.4

Strategic progress

There have never been more opportunities for advertisers to reach consumers, reflected in the plethora of marketing channels available. Our clients continue to invest in their brands and seek our support as they navigate this complexity. In this increasingly complex world, WPP continues to invest in our offer to make it more relevant than ever.

In our creative production activities, we are moving to leverage scale and our investments in AI and production technology. We are concentrating our investments here in Hogarth which will take on all creative production activity not already aligned there and expand its operations into all our key markets. This will provide clients with a single world-class production operation with high standards of craft backed by the latest technology.

We believe that AI will be fundamental to WPP's business and are excited by its transformational potential and will cover the opportunity for WPP in more detail at our Capital Markets Day. Our expertise in the application of AI to marketing is based on investments that we have been making over many years, including the appointment of a Head of Creative AI in 2019 and the acquisition of Satalia in 2021.

AI is used extensively across our business today, particularly in GroupM and in Hogarth. Our application of AI includes automation of workflows, speeding up the process of ideation and concepting, and producing innovative creative work for clients.

Clients: We have won $3.4bn of net new business billings in the first nine months of 2023 (YTD 2022: $5.1bn) including the potential loss of certain Pfizer assignments currently held by WPP integrated creative agencies. Key assignment wins in Q3 included Estée Lauder, Hyatt, Lenovo, Nestlé, Unilever and Verizon B2C. Our performance in the third quarter picked up after a somewhat disappointing first half.

Creativity and awards: Creativity is at the heart of our offer, and we continue to be recognised for our creative excellence. WPP was named holding company of the year and VMLY&R network of the year at the New York Festivals Advertising Awards. Ogilvy was the most awarded agency at the Global Influencer Marketing Awards for the fifth year running and was recently named AdWeek's 2023 Global Agency of the Year. WPP global marketing effectiveness consultancy Gain Theory was recognised by Forrester as a Wave Leader in marketing measurement and optimisation.

Purpose and ESG

WPP's purpose is to use the power of creativity to build better futures for our people, planet, clients and communities. Read more on the ways WPP is working to realise a more sustainable, equitable future in our 2022 Sustainability Report.

Balance sheet highlights

Average adjusted net debt for the twelve months to 30 September 2023 was £3.5bn, compared to £2.5bn for the twelve months to 30 September 2022, an increase of £1.0bn. The increase was primarily due to the 2022 share buyback programme.

Net debt at 30 September 2023 was £3.9bn, compared to £3.5bn reported on 30 September 2022, an increase of £0.4bn.

Outlook

We are updating our guidance for 2023 as follows:

Like-for-like revenue less pass-through costs growth of around 0.5-1.0% (previously 1.5-3.0%); Headline operating margin of 14.8-15.0% (excluding the impact of FX) (previously around 15.0%)

Other 2023 financial guidance:
●
Mergers and acquisitions will add 0.5-1.0% to revenue less pass-through costs growth
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FX impact: current rates (at 20 October 2023) imply a c.1.0% headwind on revenues less pass-through costs and a c.0.25pt headwind on headline operating margin
●
Headline income from associates is expected to be around £40m[3]
●
Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 27%
●
Capex of around £250m
●
Restructuring and property impairment charges of around £400m[4]
●
Trade working capital expected to be broadly flat year-on-year, with operational improvement offsetting increased client focus on cash management
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Non-trade working capital expected to be an outflow of £150m
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Year-end adjusted net debt flat year-on-year
●
Average adjusted net debt/headline EBITDA slightly above the top end of our range of 1.5x-1.75x (previously within the range)

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Company's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine and conflicts arising in other international markets; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned "Risk Factors" in the Group's Annual Report on Form-20F for 2022, which could also cause actual results to differ from forward-looking information.

Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

1.
Percentage change in reported sterling vs prior year.
2.
Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. Both periods exclude results from Russia.
3.
In accordance with IAS 28: Investments in Associates and Joint Ventures once an investment in an associate reaches zero carrying value, the Group does not recognise any further losses, nor income, until the cumulative share of income returns the carrying value to above zero. WPP's cumulative reported share of losses in Kantar reduced the carrying value of the investment to zero at the end of December 2022.
4.
Excluding any additional non-cash charges in the fourth quarter that may result from the impairment of the carrying value of brands impacted by the creation of VML and simplification of GroupM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 26 October 2023.	By: ______________________
Balbir Kelly-Bisla
Company Secretary